Exhibit 4

CONSULTANCY AGREEMENT

           CONSULTANCY AGREEMENT made as of the 15th day of May, 2003 by and between KONSYL PHARMACEUTICALS, INC., a Delaware corporation with its principal offices at 4200 South Hulen, Suite 513, Fort Worth, Texas 76109 (hereinafter referred to as "Konsyl"), PHARMACEUTICAL FORMULATIONS, INC., a Delaware corporation with its principal offices at 460 Plainfield Avenue, Edison, New Jersey 08818 (hereinafter referred to as "PFI"), and FRANK BUHLER, an individual residing at ____________________ (hereinafter referred to as "Buhler").

W I T N E S S E T H:

          WHEREAS, the shareholders of Konsyl (the Shareholders) and PFI are presently negotiating for the sale by the Shareholders of all issued and outstanding share of Konsyl to PFI (the Stock Sale""; and

          WHEREAS, the parties to the transaction for the Stock Sale have agreed that Buhler shall provide consultancy services to Konsyl for a period of three (3) years from the date of the closing of the Stock Sale under the terms and conditions herein.

          NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

          1.      The term of this Agreement shall be for a period of three (3) years from the date of the closing of the Stock Sale.

          2.      During the term of this Agreement, Buhler shall provide consulting services to Konsyl as an independent contractor and shall not be an employee of Konsyl.

          3.      During the term of this Agreement, Buhler shall assist Konsyl in connection with its sales and marketing efforts, including international sales and its overall business operations and products, utilizing the expertise he has obtained from prior years of service with Konsyl. Buhler shall provide such consulting services to Konsyl for up to sixty (60) business days per year as requested by Konsyl of Buhler.

          4.      In compensation for Buhler's services under this Agreement, Buhler shall receive from Konsyl a consulting fee of $120,000 (one hundred twenty thousand dollars) per year for a period of three (3) years commencing as of the date of the closing of the Stock Sale. Payment of the consulting fee shall be made monthly in twelve (12) equal installments by the tenth (10th) day of each month.

          5.      Konsyl will pay for or reimburse Buhler for all business expenses incurred by Buhler in connection with the services provided. Such expenses shall be approved by Konsyl in accordance with its company policy.

          6.      Buhler warrants to Konsyl and to PFI that he has no contractual restriction or obligation to any third party that would prevent or inhibit his performance under this Agreement.

          7.      Buhler shall in connection with the Stock Sale provide to Konsyl a covenant not to compete for five years from the date of closing of the Stock Sale, together with a representation that he will maintain the confidentiality of Konsyl's trade secrets similar to the provisions set forth in Section 9 of the Purchase Agreement for the Stock Sale. Buhler agrees that the five-year period for the non-competition extension shall be extended so that the five-year period shall commence as of the termination of this Agreement. It is agreed that confidential information of Konsyl which Buhler shall not divulge to anyone outside of Konsyl or use for his own benefit or the benefit of any third party shall include any information regarding Konsyl, Konsyl's sales or Konsyl's business operations obtained during the term of this consultancy agreement, and that the same confidentiality restrictions shall apply to Buhler with regard to said information. Upon termination of this Agreement, Buhler agrees to deliver to Konsyl all records, writings, papers or other data (in whatever form) relative to Konsyl's business operations and the consulting services provided under this Agreement. It is agreed that Buhler shall not divulge to anyone outside of Konsyl or use for his own benefit or the benefit of any third party any information regarding Konsyl, Konsyl's sales or Konsyl's business operations. Upon termination of this Agreement, Buhler agrees to deliver to Konsyl all records, writings, papers, or other data (in whatever form) relative to Konsyl's business operations and the consulting services provided under this Agreement.

          8.      Notices

           Notices required under this Agreement shall be delivered by registered mail to the following addresses:

If to Mr. Buhler:

Mr. Frank Buhler _____________________ _____________________ _____________________

If to Konsyl:

Konsyl Pharmaceuticals, Inc. 4200 South Hulen, Suite 513 Fort Worth, Texas 76109 Attention: Fax No.:

If to PFI:

Pharmaceutical Formulations, Inc. 460 Plainfield Avenue Edison, New Jersey 08818 Attention: James C. Ingram - President Fax No.: 732-819-3330

          9.      This Agreement shall be governed strictly in accordance with the laws of the State of Maryland, and the courts of the State of Maryland, shall have sole jurisdiction in connection with any controversy or dispute arising hereunder.

          10.      This Agreement is subject to the closing of the Stock Sale, and in the event that a purchase agreement for the sale by the Shareholders of all issued and outstanding shares of Konsyl to PFI has not been executed by all parties to the purchase Agreement by March 15, 2003, this Consultancy Agreement shall become null and void and there shall be no further obligations of any of the parties hereto.

          11.      This Agreement represents the entire understanding of the parties, and cannot be altered or modified unless in writing and signed by both parties.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement, the day and year first above written.

FRANK BUHLER /s/ Frank Buhler

KONSYL PHARMACEUTICALS, INC. By:_____________________________	PHARMACEUTICALS FORMULATIONS, INC. /s/ James C. Ingram